Exhibit 1

FOR IMMEDIATE RELEASE	6 AUGUST 2014

WPP PLC (“WPP”)

POSSIBLE acquires mobile developer Double Encore in the US

WPP announces that its wholly-owned company, POSSIBLE, the global creative digital agency, has acquired Double Encore, Inc. in the United States.

Double Encore’s unaudited revenues for the period ended 31 December 2013 were US$8.0 million with gross assets of US$2.6 million as of the same date. Clients include Major League Soccer, JetBlue, PGA TOUR, Kingston Technology Company and Meredith Corporation. Based in Denver, Double Encore employs 55 people. The company develops mobile apps for brands for iOS and Android operating systems.

The acquisition continues WPP’s strategy of investing in fast-growing markets and sectors such as mobile and digital. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In North America, WPP companies (including associates) collectively generate revenues of nearly US$7 billion and employ well over 27,000 people.

POSSIBLE is part of WPP Digital, which develops new digital services, provides common data and technology platforms for WPP clients and agencies and coordinates relationships with leading digital media and technology companies. WPP Digital comprises the agencies Blue State Digital, POSSIBLE, Rockfish, and F.biz in Brazil; the technology companies Acceleration, Cognifide, Hogarth and Salmon; as well as investments in technology companies such as eCommera, mySupermarket and Fullscreen.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+ 1 212 632 2239